15049081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ty 3/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 02 2015 WASH D.C. 194 SECTION

SEC FILE NUMBER
8-44766

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-15 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Stanley Distribution, Inc.

OFFICIAL USE ONLY
FIRM I.D. No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

522 Fifth Avenue
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sergio Lupetin (212) 276-2444
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

30 Rockefeller Plaza (Address) New York (City) New York (State) 10112-0015 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/13

AFFIRMATION

We, Sergio Lupetin and Christopher Ghiorsi, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Morgan Stanley Distribution, Inc. as of and for the year ended December 31, 2014, are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sergio Lupetin
Managing Director

Christopher Ghiorsi
Executive Director

MICHAEL J. BRASHEARS
Notary Public, State of New York
No. 01BR6290306
Qualified in New York County
Commission Expires October 7, 2017

Subscribed to before me this
27th day of February, 2015

Notary Public

MORGAN STANLEY DISTRIBUTION, INC.
(SEC I.D. No. 8-44766)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

**Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a Public Document**

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Morgan Stanley Distribution, Inc.:

We have audited the accompanying statement of financial condition of Morgan Stanley Distribution, Inc. (the "Company"), as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Morgan Stanley Distribution, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the statement of financial condition, the financial statement comprises significant related party transactions.

Deloitte & Touche LLP

February 27, 2015

MORGAN STANLEY DISTRIBUTION, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014
(dollars in thousands, except share data)

ASSETS

Cash	$	21,734
Distribution and shareholder servicing fee receivables, net		2,571
Other assets		613
Total assets	$	24,918

LIABILITIES AND STOCKHOLDER'S EQUITY

Payables:		
Brokers, dealers and clearing organizations		2,080
Affiliates		2,523
Distribution and shareholder servicing fees refund payable to Funds, net		252
Other		132
Total payables		4,987
Total liabilities		4,987
Stockholder's equity:		
Common stock (no par value, 1,000 shares authorized, 100 shares issued)		-
Additional paid-in capital		14,045
Retained earnings		5,886
Total stockholder's equity		19,931
Total liabilities and stockholder's equity	$	24,918

See Notes to Statement of Financial Condition.

Note 1 - Introduction and Basis of Presentation

The Company

Morgan Stanley Distribution, Inc. (the "Company") is a wholly owned subsidiary of Morgan Stanley Investment Management Inc. (the "Parent"), which is a wholly owned subsidiary of Morgan Stanley (the "Ultimate Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") as a broker-dealer and is the principal underwriter and distributor of certain Morgan Stanley sponsored mutual funds and alternative products (collectively, the "Funds") managed by the Parent, together with its wholly owned subsidiaries. The Company is also approved by the SEC to act as a placement agent for certain Morgan Stanley private investment funds.

Basis of Financial Information

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which require the Company to make estimates and assumptions regarding compensation, the potential outcome of legal, and other matters that affect its statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of its statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Note 2 – Summary of Significant Accounting Policies

Distribution and Shareholder Servicing Fees, net

Distribution and shareholder servicing fee receivables, net from the Funds are based on a percentage of the monthly average of the daily net asset values of certain classes of shares of the Funds in accordance with distribution and shareholder servicing plans between the Company and the Funds, most of which are pursuant to Rule 12b-1 of the Investment Company Act of 1940. The Company refunds any distribution and shareholder servicing fees received in excess of the contractual limits to certain of the Funds. The Company reflects distribution and shareholder servicing fee receivables net of applicable refund payables. The Company only nets refund payables up to the amount of distribution and shareholder servicing fee receivables from the respective fund.

Financial Instruments and Fair Value

The Company is required to disclose the fair value of its financial instruments not measured at fair value on the statement of financial condition. A description of the Company's method for determining the fair value for this required disclosure follows.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2, or Level 2 to Level 3 of the fair value hierarchy. In addition, a downturn in market conditions could lead to declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Cash

Cash consists of cash held on deposit.

Payables - Brokers, Dealers and Clearing Organizations

Payables to brokers, dealers and clearing organizations represent amounts due to external brokers who distribute the shares of the Funds to the public.

Income Taxes

The Company accounts for income tax expense (benefit) using the asset and liability method, under which recognition of deferred tax assets and related valuation allowance and liabilities for the expected future tax consequences of events that have been included in the statement of financial condition. Under this method, deferred tax assets and liabilities are determined based upon the temporary differences between

the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

Accounting Developments

Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. In April 2014, the FASB issued an accounting update that changes the requirements and disclosure for reporting discontinued operations. The new guidance defines a discontinued operation as a disposal of a component or group of components that is disposed of or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results. Individually significant components that have been disposed of or are held for sale that do not meet the definition of a discontinued operation require new disclosures. The Company adopted this guidance on April 1, 2014, as early adoption is permitted. The adoption of this guidance did not have a material impact on the Company's statement of financial condition.

Note 3 - Related Party Transactions

Receivables from / Payables to Affiliates

Receivables from and payables to affiliates consist of intercompany transactions that occur in the normal course of business. Payables to affiliates are unsecured, bear interest at prevailing market rates and are payable on demand.

Deferred Commission Assets

Certain sales commissions paid by the Company in conjunction with the sale of Class C shares of the funds open-end products are recorded as deferred commission assets. The Company sells the deferred commission assets to Morgan Stanley & Co. LLC ("MS&Co.") at cost, which entitles MS&Co. to the distribution and shareholder servicing fees and any contingent deferred sales charge received by the Company related to Class C shares.

Support Service

Under the terms of the Service Agreement, certain services and other administrative functions (collectively, the "Services") are performed by affiliates on behalf of the Company in fulfilling its duties and obligations as principal underwriter and distributor of the Funds, which are charged to the Company at cost.

Note 4 - Distribution and Shareholder Servicing Fees, net

At December 31, 2014, the Company had gross distribution and shareholder servicing fee refunds payable to Funds of $737. The Company netted $485 of this refund payable to each applicable Fund against the distribution and shareholder servicing fees receivable from that Fund to the Company. The Company only nets distribution and shareholder servicing fee refunds payable up to the amount of distribution and shareholder servicing fees receivable from each applicable Fund. This resulted in Distribution and shareholder servicing fee refunds payable to Funds of $252, which is included in the statement of financial condition.

Note 5 - Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the Company's statement of financial condition.

The carrying value of cash and payables to affiliates approximate fair value because of the relatively short period of time between their origination and expected maturity.

Financial Instruments Not Measured At Fair Value at December 31, 2014

	At December 31, 2014		Fair Value Measurements using:		
	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets: (1)					
Cash	$ 21,734	$ 21,734	$ 21,734	$ -	$ -
Financial liabilities: (1)					
Payables to affiliates	$ 2,523	$ 2,523	$ -	$ 2,523	$ -

(1) Distribution and shareholder servicing fees receivable and payable where carrying value approximates fair value have been excluded. Other assets and other payables have been excluded since they consist of items that do not meet the definition of a financial instrument.

Note 6 - Risk Management

The Company's risk management policies and related procedures are aligned with those of the Ultimate Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global and legal entity basis with consideration given to the Company's specific capital and regulatory requirements.

Risk is an inherent part of the Company's business and activities. Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company has policies and procedures in place to identify, assess, monitor and manage the significant risks involved in the activities of its business and support functions. The Company's ability to properly and effectively identify, assess, monitor and manage each of the various types of risk involved in its activities is critical to its soundness and profitability. The cornerstone of the Company's risk management philosophy is the execution of risk-adjusted returns through prudent risk-taking that protects the Company's capital base

and franchise. Five key principles underlie this philosophy: comprehensiveness, independence, accountability, defined risk tolerance and transparency. The fast-paced, complex, and constantly-evolving nature of global financial markets requires that the Company maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement. To help ensure the efficacy of risk management, which is an essential component of the Company's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations. The Company incurs risk exposure because as of December 31, 2014, all of the Company's cash is held at one bank, which exceeded the Federal Deposit Insurance Corporation limit of $250.

Note 7 - Income Taxes

The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have been provided on a separate entity basis in accordance with the Tax Sharing Agreement with the Ultimate Parent. The Company files separate entity state and local income tax returns and is included in various combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income based upon the separate company and combined filing group's effective tax rates.

In accordance with the terms of the Tax Sharing Agreement with the Ultimate Parent, all current and deferred taxes are offset with all other intercompany balances with the Ultimate Parent.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. There were no deferred taxes recorded as of the year ended December 31, 2014.

The total amount of unrecognized tax benefits was $20 at December 31, 2014. Of this total, $13 (net of federal benefit of state issues), recorded in Other Payables in the statement of financial condition, represent the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods.

Income Tax Examinations

The Company, through its inclusion in the return of the Ultimate Parent, is under continuous examination by the Internal Revenue Service (the "IRS") and other tax authorities in certain states in which the Ultimate Parent has significant business operations, such as New York. The Ultimate Parent is currently under examination by the IRS Appeals Office for the remaining issues covering tax years 1999 – 2005 and has substantially completed the IRS field examination for the audit of tax years 2006 - 2008. Also, the Company is currently at various levels of field examination with respect to audits by New York State and New York City for tax years 2007 – 2009.

The Company believes that the resolution of these tax matters will not have a material effect on the Company's statement of financial condition, although a resolution could have a material impact on the Company's effective income tax rate for any period in which such resolution occurs. The Company has established a liability for unrecognized tax benefits that the Company believes is adequate in relation to

the potential for additional assessments. Once established, the Company adjusts unrecognized tax benefits only when more information is available or when an event occurs necessitating a change.

It is reasonably possible that significant changes in the gross balance of unrecognized tax benefits may occur within the next 12 months related to certain tax authority examinations referred to above. At this time, however, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and impact on the Company's effective tax rate over the next 12 months.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax Year
United States	1999
New York State and City	2007

Note 8 - Regulatory Capital and Other Requirements

The Company is a registered broker-dealer, and accordingly, is subject to the net capital rules of the SEC and FINRA. Under these rules, the Company is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1, equal to the greater of $25 or 6-2/3% of aggregate indebtedness. In addition, the Company is required to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2014, the Company had net capital of $16,747, which was $16,415 in excess of its required minimum net capital of $332. The Company's ratio of aggregate indebtedness to net capital at December 31, 2014 was 0.30 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Note 9 - Subsequent Events

The Company has evaluated subsequent events for adjustments to or disclosure in the Company's statement of financial condition through the date of this report, and the Company has not identified any recordable or disclosable events, not otherwise reported in the statement of financial condition or the notes thereto.

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